Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

January 24, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that the new La Parrilla flotation/cyanidation plant was inaugurated in a ceremony at the La Parrilla Silver Mine in the State of Durango, Mexico on January 19, 2012.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

January 24, 2012

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR NYSE - AG Frankfurt - FMV	January 24, 2012

La Parrilla Mill Expansion to 2,000 tpd Completed: Del Toro Construction Update

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or "First Majestic") is proud to announce that the new La Parrilla flotation/cyanidation plant was inaugurated in a ceremony at the La Parrilla Silver Mine in the State of Durango, Mexico on January 19, 2012, in which approximately 150 people attended including several Mexican Federal, State and Municipal authorities. The Federal Government was represented by the Lic. Jimena Valverde Valdez, General Coordinator of Mining for the Secretary of the Economy while the State of Durango was represented by Ing. Hector Vela Valenzuela, Secretary General of the Governor of Durango, both of whom declared the new plant as officially open.

The new La Parrilla dual processing plant has a total capacity of 2,000 tpd (1,000 tpd in the flotation circuit and 1,000 tpd in the cyanidation circuit) and is anticipated to be operating at full capacity in February 2012. Currently the mill is operating at 1,500 tpd (1,000 in flotation and 500 tpd in cyanidation).

The final components of the plant to be installed are the tailings filters, which will allow for the recirculation and recovery of 80% of the water used in the process. These filters are expected to be fully operational by the end February 2012. Also the dust collection system and new induction furnaces are expected to be fully operational by the end of January 2012.

As previously announced in September 2011, the flotation circuit has been operating since September 1, 2011, and reached commercial production of 1,000 tpd on October 1, 2011. The new 1,000 tpd cyanidation circuit was slightly delayed due to the late delivery of components and delays by the Mexican power authorities in hooking up the new 115,000 Kilovolt power line which was eventually connected on January 18, 2012. Once completed, annual production is estimated to be approximately 3.0 million ounces of pure silver, 6.0 million pounds of lead and 4.3 million pounds of zinc. The total investment to the end of 2011 was US$35.0 million inclusive of mine development. The remaining balance of the US$40.5 million budget is being expended in 2012.

This major expansion project was planned not to disrupt silver production during construction. Both circuits for flotation and cyanidation continued to operate during the entire construction process and will continue to operate while the final systems are installed for the new cyanidation circuit.

With this major construction project coming to an end, management can now focus on the many additional objectives planned for 2012 at the La Parrilla complex. The Company has budgeted US$20 million for the construction of a new 2,000 tpd shaft at Rosarios, near the mill, and the construction of an underground rail system that will connect the Rosarios, San Marcos, Vacas and Quebradillas mines. Upon completion, all underground mining areas will be connected by a new ore haulage level via an underground train system. The consolidation of the underground operations will significantly improve operating efficiencies and should have a positive impact overall on total cash costs.

In addition, the Company’s exploration budget is US$6.3 million at La Parrilla which will include 25,000 metres of drilling. Included in this drilling program will be prospective areas defined by geophysics and geochemistry over the past year but have never been drilled before. In addition, a very aggressive development program consisting of 20,000 metres, including the new haulage level, is expected to be completed at La Parrilla in 2012. An updated NI 43-101 technical report is also expected to be released by the end of 2012.

Keith Neumeyer, President & CEO stated; "We are very pleased with the completion of this major new expansion at La Parrilla. Our Mexican construction team should be recognized for their hard work and tireless efforts and should be congratulated for completing the construction while keeping the older mill operating."

Prior to the Inaugural Opening Ceremony, the Company hosted a visit of four mining analysts at the La Encantada Silver Mine and the Del Toro Silver Mine. At Del Toro, the analysts witnessed the major earth moving project underway in advance of foundation laying, and they also visited the new underground discovery called San Nicolas which was discovered in November 2011, during the construction of a development ramp to access the Persaverancia mine.

The Preliminary Economic Assessment (PEA), planned to be released prior to the end of the first quarter, will include a new Reserve and Resource estimate and plans to construct a 4,000 tpd dual circuit mill rather than the previously planned 2,000 tpd mill. The PEA will outline a phased construction project whereby the new dual purpose mill will reach 1,000 tpd (500 tpd in flotation and 500 tpd in cyanidation) in the fourth quarter of 2012, 2,000 tpd by the end of 2013, and 4,000 tpd (2,000 tpd in flotation and 2,000 tpd in cyanidation) by the end of 2014. Full financial and production details will be contained in the PEA.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer,

President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.